                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Amendment No. 1

                                 Printware, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   742580-10-3
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                                 (CUSIP Number)


                               Robert T. Montague
                         Robins, Kaplan, Miller & Ciresi
                         800 LaSalle Avenue, Suite 2800
                              Minneapolis, MN 55408
                                  612-349-8500
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                January 12, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page ___ of ___ Pages


CUSIP No. 742580-10-3

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                         Pyramid Trading Limited Partnership 36-3723624
--------------------------------------------------------------------------------

       (2)    Check the Appropriate Box if a Member of a Group
                                                                 (a)     [ x ]
                                                                 (b)     [   ]
--------------------------------------------------------------------------------

       (3)    SEC Use Only

--------------------------------------------------------------------------------

       (4)    Source of Funds

                                       WC
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       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                         [    ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                    Illinois
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 Number of        (7)      Sole Voting Power                          0  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                  143,400  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                     0  shares
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power             143,400  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 143,400 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [   ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      4.4 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                   BD, PN, IV
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



                             Page ___ of ___ Pages


CUSIP No. 742580-10-3

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                      Oakmont Investments, LLC 36-3996171
--------------------------------------------------------------------------------

       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [   ]
                                                                    (b)   [ x ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

                                       N/A
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                    Illinois
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                          0  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                  143,400  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                     0  shares
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power             143,400  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 143,400 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [   ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      4.4 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                     CO, IV
--------------------------------------------------------------------------------

                               Page 1 of ___ Pages


CUSIP No. 742580-10-3

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                            Daniel Asher ###-##-####
--------------------------------------------------------------------------------

       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [ x ]
                                                                    (b)   [   ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

                                       N/A
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                          0  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                  143,400  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                     0  shares
 ing Person       --------------------------------------------------------------
  With            (10)     Shared Dispositive Power             143,400  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 143,400 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [   ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      4.4 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                       IN
--------------------------------------------------------------------------------

                             Page ___ of ___ Pages


CUSIP No. 742580-10-3

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                                   Gary Kohler
--------------------------------------------------------------------------------

       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [ x ]
                                                                    (b)   [   ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

                                       PF
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                      7,500 shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                        0 shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                 7,500 shares
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power                   0 shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                  7,500 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [   ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      0.2 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                       IN
--------------------------------------------------------------------------------

                             Page ___ of ___ Pages


CUSIP No. 742580-10-3

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                            Andrew Redleaf ###-##-####
--------------------------------------------------------------------------------

       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [ x ]
                                                                    (b)   [   ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

                                       PF
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                    108,300  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                        0  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power               108,300  shares
 ing Person       --------------------------------------------------------------
  With            (10)     Shared Dispositive Power                   0  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 108,300 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [      ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      3.3 %

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                       IN
--------------------------------------------------------------------------------

         This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on December 29, 1999 by Pyramid Trading Limited Partnership, Oakmont Investments, LLC, Daniel Asher, Gary Kohler and Andrew Redleaf (collectively the "Reporting Persons") with respect to their beneficial ownership of common stock, without par value (the "Common Stock") of Printware, Inc. (the "Company"). Capitalized terms used herein and not defined have the meanings ascribed thereto in the Schedule 13D. Items 3 and 5 of
Schedule 13D are amended in their entirety herewith to read as follows.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         From 1/10/00 to 1/18/00 PT purchased an aggregate of 38,200 additional shares of Common Stock of the Company for an aggregate consideration of $100,825 (not including brokerage commissions). PT acquired such shares using working capital.

                            Page ____ of _____ pages



ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons have acquired the Common Stock described herein in order to obtain an equity position in the Company. GK and AR have expressed their opinion to management of the Company that it should commence a Dutch Auction to purchase up to one million of its own shares as a means to address the Company's overcapitalized balance sheet. The Reporting Persons intend to closely monitor the performance of the Company and its management, and to evaluate their position in order to determine the advisability of further action with respect to the Company.

         The Reporting Persons do not presently intend to seek control of the Company, nor do they presently intend to (i) make a proposal to the Company for a merger or business combination; (ii) nominate individuals selected by the Reporting Persons as candidates for the Board of Directors of the Company and solicit proxies from the Company's shareholders to vote for such nominees or otherwise take action to reconstitute the Board of Directors; (iii) acquire additional shares of Common stock; or (iv) enter into arrangements with third parties who may be interested in joining with the Reporting Persons to acquire control of the Company, which arrangements may contemplate the sale or disposition of portions of the Company's assets to such third parties after control is obtained.

         The Reporting Persons may attempt to dispose of the Common Stock in the open market, in privately negotiated transactions or otherwise.

         Depending upon the course of action that the Reporting Persons pursue, the possible activities of the Reporting Persons are subject to change at any time and there is no assurance that the Reporting Persons will purchase additional Common Stock or change its present intent not to seek to influence or obtain control of the Company. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in Item 4 of Schedule 13D.

                            Page ____ of _____ pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                  (a) As of January 18, 2000, the Reporting Persons beneficially owned the amounts of Common Stock respectively set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock based on 3,269,494 shares outstanding as of October 28, 1998 as set forth in the Company's Form 10Q for the quarter ended October 2, 1999.

       Reporting          Shares   of                   Percent of
       Person             Common Stock          Outstanding Common Stock
       ---------          ------------          ------------------------
       PT, OI, DA           143,400                       4.4%
       GK                     7,500                       0.2
       AR                   108,300                       3.3


         As of January 18, 2000, the Reporting Persons beneficially owned an aggregate of 259,200 shares of Common Stock.

                  (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

                  (c) The information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference. All of transactions were open market transactions.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP
         WITH RESPECT TO THE SECURITIES OF THE ISSUER

         NONE


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement dated as of January 18, 2000 by and among the signatories of this Amendment No. 1 to Schedule 13D with respect to its filing.

                             Page ____ of ____ pages


                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: January 24, 2000         PYRAMID TRADING LIMITED PARTNERSHIP
                               BY OAKMONT INVESTMENTS, LLC ITS GENERAL PARTNER


                               BY   /S/ Daniel Asher
                                    -------------------------------------------
                                        Daniel Asher, Manager, Oakmont
                                        Investments, LLC


                               OAKMONT INVESTMENTS, LLC



                               BY   /S/ Daniel Asher
                                    -------------------------------------------
                                        Daniel Asher, Manager


                               /s/ Daniel Asher
                               ------------------------------------------------
                               DANIEL ASHER


                               /s/ Gary Kohler
                               ------------------------------------------------
                               GARY KOHLER



                               /s/ Andrew Redleaf
                               ------------------------------------------------
                               ANDREW REDLEAF

                            Page _____ of _____ pages


                                                                      APPENDIX A

                    Transactions By the Reporting Persons in
              Printware, Inc. Common Stock During the Past 60 Days


                      PYRAMID TRADING LIMITED PARTNERSHIP


Date                 # of Shares Bought                Price Per Share ($)         Total Cost ($)*
----                 ------------------                -------------------         ---------------
12/03/99                     10,000                            2.13                  21,250
12/06/99                      5,000                            2.13                  10,625
12/06/99                      1,900                            2.13                   4,038
12/06/99                      3,100                            2.13                   6,588
12/07/99                      5,000                            2.13                  10,625
12/07/99                      4,400                            2.13                   9,350
12/07/99                        600                            2.13                   1,275
12/09/99                      2,000                            2.13                   4,250
12/10/99                      5,000                            2.13                  10,625
12/10/99                     45,000                            2.13                  96,625
12/14/99                      5,000                            2.15                  10,750
12/16/99                      3,200                            2.13                   6,800
12/16/99                     15,000                            2.13                  31,875
 1/10/00                      2,200                            2.31                   5,088
 1/11/00                     21,000                            2.31                  48,563
 1/12/00                     12,000                            2.31                  27,750
 1/14/00                      2,500                            2.31                   5,781
 1/18/00                        500                            2.31                   1,156

                                   GARY KOHLER


Date                 # of Shares Bought                Price Per Share ($)         Total Cost ($)*
----                 ------------------                -------------------         ---------------
10/22/99                   7,500                               2.05                  15,375

                          Page ______ of _______ pages


                                 ANDREW REDLEAF



Date                 # of Shares Bought                Price Per Share ($)         Total Cost ($)*
----                 ------------------                -------------------         ---------------
10/28/99                    1,100                              2.07                   2,280
11/01/99                   10,000                              2.06                  20,637
11/04/99                   20,000                              2.12                  42,430
11/15/99                   10,000                              2.06                  20,612
11/16/99                    1,100                              2.06                   2,267
11/17/99                   10,000                              2.05                  20,512
11/18/99                    3,000                              2.05                   6,150
11/22/99                    6,800                              2.17                  14,780
12/02/99                   16,300                              2.19                  35,776
12/05/99                   10,000                              2.19                  21,874

---------------

         *Commissions not included.


                                  EXHIBIT INDEX

EXHIBIT NO.                DOCUMENT

         1 Agreement, dated as of January 18, 2000, by and among the signatories of this Amendment No. 1 to Schedule 13D with respect to its filing.